UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 22, 2020

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Related Party Transaction

On December 22, 2020, the Company received written notice of demand from Emerald Health Sciences Inc. (“EHS”), the Company’s majority stockholder, for payment of $750,000 of outstanding principal owed pursuant to the Loan Agreement between EHS, as lender, and the Company, as borrower, dated as of September 1, 2017, as amended on January 26, 2018 and November 15, 2019. The Company made the principal payment to EHS on December 29, 2020.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa
President and Chief Executive Officer

Date: December 29, 2020

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